Exhibit 8.01 (a)

                                VSB Bancorp, Inc.

             Merton Corn Retires as President of Victory State Bank
                  Raffaele M. Branca Appointed as His Successor

Contact Name:
Ralph M. Branca
President and CEO
(718) 979-1100

Staten Island, N. Y. -- November 15, 2007. VSB Bancorp, Inc. (NASDAQ CM: VSBN) announced today that Merton Corn, who has been the President of its subsidiary, Victory State Bank, since it opened for business ten years ago, has retired. The Board of Directors noted that Mert Corn has provided leadership to Victory State Bank for ten years and was the moving force behind building the bank from a de novo institution with only one office to an important force in Staten Island banking. Joseph J. LiBassi, Chairman of the Board of VSB Bancorp, said, "Mert has been a fixture in banking on Staten Island for thirty years. Many residents of the local communities we serve live in homes that were built with financing assistance provided through Mert's leadership in building a bridge between the banking industry and local building trades. Although Mert is leaving his position as president and CEO, we are gratified that he will remain as a director and we look forward to his continued guidance and expertise."

As previously announced, Raffaele M. Branca has been elected as President and Chief Executive Officer of both Victory State Bank and VSB Bancorp, Inc. to succeed Mr. Corn. Mr. Branca was previously the Executive Vice President and Chief Financial officer of both Victory State Bank and VSB Bancorp, Inc. Mr LiBassi, commenting on Mr. Branca's promotion, said, "We are pleased to be able to bring Ralph into the position of President and CEO to continue our tradition of strong and competent leadership." Mr. Branca said, "I look forward to continuing to build shareholder value while we also build our relationships with our customers in the local community."

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank's initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp's total equity had increased to $19.9 million by September 30, 2007. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy,
(ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.